UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-20201
CUSIP NUMBER 408859106

(Check One): ☐ Form 10-K ☐  Form 20-F ☐  Form 11-K  ☒ Form 10-Q ☐ Form 10-D ☐  Form N-SAR ☐Form N-CSR

For Period Ended: fiscal quarter ended June 27, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

               Not applicable

Part I--Registrant Information

Hampshire Group, Limited
Full Name of Registrant

Former Name if Applicable

114 W. 41st Street
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

See Response in Part III.

Part III--Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hampshire Group, Limited (the "Company") is unable to file its Form 10-Q for the fiscal quarter ended June 27, 2015 (the “Q2 2015 Form 10-Q”) within the prescribed time period without unreasonable effort and expense.  As previously announced in the Company’s press release dated February 17, 2015, Company management has been addressing problems caused by labor issues, related slowdowns and bottlenecks at West Coast shipping ports and liquidity constraints caused by lower than expected fourth quarter results and the West Coast shipping ports problems. As a result, significant management time and resources were diverted from the Company's normal process of reviewing and completing the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”), the Form 10-Q for the fiscal quarter ended March 28, 2015 (the “Q1 2015 Form 10-Q”) and the Q2 2015 Form 10-Q. In addition, as previously reported, the Company terminated its chief financial officer effective March 2, 2015 and appointed an interim financial officer on March 13, 2015, which further affected the Company's normal process of reviewing and completing the 2014 Form 10-K, the Q1 2015 Form 10-Q and the Q2 2015 Form 10-Q. As a result, the Company has not been able to complete the 2014 Form 10-K, the Q1 2015 Form 10-Q and the Q2 2015 Form 10-Q. Until the Company completes the 2014 Form 10-K and the Q1 2015 Form 10-Q, it will not be able to complete and file the Q2 2015 Form 10-Q. As a result, the Company cannot, without unreasonable effort or expense, file its Q2 2015 Form 10-Q on or prior to the prescribed due date of August 11, 2015. The Company intends to file the Q2 2015 Form 10-Q as soon as reasonably practicable; however, at this time the Company anticipates that it will not be able be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

This Notification of Late Filing on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned that any such forward- looking statements are not guarantees of future performance and involve risks and uncertainties. In addition, the Company has based these forward-looking statements on its current expectations and projections about future events. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based upon those assumptions also could be incorrect.

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Part IV--Other Information

(1)	Name and telephone number of person to contact in regard to this notification

William Drozdowski	864	622-0847
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐     Yes     ☒     No

Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended March 28, 2014

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒     Yes     ☐     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed the accounting for the fiscal quarter ended March 28, 2015 and therefore is unable to provide a reasonable estimate of the anticipated change in results of operations from the corresponding period for the last fiscal year.

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Hampshire Group, Limited
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2015	By:	/s/ William Drozdowski
	Name:	William Drozdowski
	Title:	Interim Chief Financial Officer

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